SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

GENER8 MARITIME, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y268891081

(CUSIP Number)

Paul Friedman

BlueMountain Capital Management, LLC

280 Park Avenue, 12th Floor

New York, New York 10017

212-905-3990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	The Common Stock has no CUSIP number. The CINS number for the Ordinary Shares is Y26889108.

CUSIP No. Y26889108

1	NAMES OF REPORTING PERSONS BlueMountain Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,842,929
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,842,929
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,842,929
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (1)
14	TYPE OF REPORTING PERSON (See instructions) IA

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 79,990,335 shares of Common Stock (as defined in Item 1) of the Issuer (as defined in Item 1) to be outstanding immediately after the Issuer’s initial public offering of its Common Stock, as reported on the Issuer’s Form 424B4 filed with the Securities and Exchange Commission (the “SEC”) on June 25, 2015.

CUSIP No. Y26889108

1	NAMES OF REPORTING PERSONS BlueMountain GP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,324,905
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,324,905
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,324,905
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 79,990,335 shares of Common Stock of the Issuer to be outstanding immediately after the Issuer’s initial public offering of its Common Stock, as reported on the Issuer’s Form 424B4 filed with the SEC on June 25, 2015.

CUSIP No. Y26889108

1	NAMES OF REPORTING PERSONS Blue Mountain CA Master Fund GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,069,462
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,069,462
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,069,462
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8% (1)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 79,990,335 shares of Common Stock of the Issuer to be outstanding immediately after the Issuer’s initial public offering of its Common Stock, as reported on the Issuer’s Form 424B4 filed with the SEC on June 25, 2015.

CUSIP No. Y26889108

1	NAMES OF REPORTING PERSONS Blue Mountain Credit Alternatives Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,069,462
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,069,462
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,069,462
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 79,990,335 shares of Common Stock of the Issuer to be outstanding immediately after the Issuer’s initial public offering of its Common Stock, as reported on the Issuer’s Form 424B4 filed with the SEC on June 25, 2015.

CUSIP No. Y26889108

1	NAMES OF REPORTING PERSONS BlueMountain Long/Short Credit GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 332,992
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 332,992
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 332,992
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 79,990,335 shares of Common Stock of the Issuer to be outstanding immediately after the Issuer’s initial public offering of its Common Stock, as reported on the Issuer’s Form 424B4 filed with the SEC on June 25, 2015.

CUSIP No. Y26889108

1	NAMES OF REPORTING PERSONS BlueMountain Guadalupe Peak Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 332,992
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 332,992
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 332,992
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 79,990,335 shares of Common Stock of the Issuer to be outstanding immediately after the Issuer’s initial public offering of its Common Stock, as reported on the Issuer’s Form 424B4 filed with the SEC on June 25, 2015.

CUSIP No. Y26889108

1	NAMES OF REPORTING PERSONS BlueMountain Credit Opportunities GP I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,179,786
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,179,786
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,179,786
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 79,990,335 shares of Common Stock of the Issuer to be outstanding immediately after the Issuer’s initial public offering of its Common Stock, as reported on the Issuer’s Form 424B4 filed with the SEC on June 25, 2015.

CUSIP No. Y26889108

1	NAMES OF REPORTING PERSONS BlueMountain Credit Opportunities Master Fund I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,179,786
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,179,786
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,179,786
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 79,990,335 shares of Common Stock of the Issuer to be outstanding immediately after the Issuer’s initial public offering of its Common Stock, as reported on the Issuer’s Form 424B4 filed with the SEC on June 25, 2015.

CUSIP No. Y26889108

1	NAMES OF REPORTING PERSONS BlueMountain Distressed GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 58,045
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 58,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,045
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 79,990,335 shares of Common Stock of the Issuer to be outstanding immediately after the Issuer’s initial public offering of its Common Stock, as reported on the Issuer’s Form 424B4 filed with the SEC on June 25, 2015.

CUSIP No. Y26889108

1	NAMES OF REPORTING PERSONS BlueMountain Distressed Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 58,045
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 58,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,045
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 79,990,335 shares of Common Stock of the Issuer to be outstanding immediately after the Issuer’s initial public offering of its Common Stock, as reported on the Issuer’s Form 424B4 filed with the SEC on June 25, 2015.

CUSIP No. Y26889108

1	NAMES OF REPORTING PERSONS BlueMountain Strategic Credit GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 178,264
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 178,264
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,264
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 79,990,335 shares of Common Stock of the Issuer to be outstanding immediately after the Issuer’s initial public offering of its Common Stock, as reported on the Issuer’s Form 424B4 filed with the SEC on June 25, 2015.

CUSIP No. Y26889108

1	NAMES OF REPORTING PERSONS BlueMountain Strategic Credit Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 178,264
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 178,264
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,264
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 79,990,335 shares of Common Stock of the Issuer to be outstanding immediately after the Issuer’s initial public offering of its Common Stock, as reported on the Issuer’s Form 424B4 filed with the SEC on June 25, 2015.

CUSIP No. Y26889108

1	NAMES OF REPORTING PERSONS BlueMountain Kicking Horse Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 405,336
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 405,336
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,336
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 79,990,335 shares of Common Stock of the Issuer to be outstanding immediately after the Issuer’s initial public offering of its Common Stock, as reported on the Issuer’s Form 424B4 filed with the SEC on June 25, 2015.

CUSIP No. Y26889108

1	NAMES OF REPORTING PERSONS BlueMountain Kicking Horse Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 405,336
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 405,336
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,336
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 79,990,335 shares of Common Stock of the Issuer to be outstanding immediately after the Issuer’s initial public offering of its Common Stock, as reported on the Issuer’s Form 424B4 filed with the SEC on June 25, 2015.

CUSIP No. Y26889108

1	NAMES OF REPORTING PERSONS BlueMountain Timberline Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 928,885
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 928,885
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 928,885
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2% (1)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 79,990,335 shares of Common Stock of the Issuer to be outstanding immediately after the Issuer’s initial public offering of its Common Stock, as reported on the Issuer’s Form 424B4 filed with the SEC on June 25, 2015.

CUSIP No. Y26889108

1	NAMES OF REPORTING PERSONS BlueMountain Summit Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 101,020
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 101,020
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,020
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 79,990,335 shares of Common Stock of the Issuer to be outstanding immediately after the Issuer’s initial public offering of its Common Stock, as reported on the Issuer’s Form 424B4 filed with the SEC on June 25, 2015.

CUSIP No. Y26889108

1	NAMES OF REPORTING PERSONS BlueMountain Summit Trading L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 101,020
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 101,020
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,020
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 79,990,335 shares of Common Stock of the Issuer to be outstanding immediately after the Issuer’s initial public offering of its Common Stock, as reported on the Issuer’s Form 424B4 filed with the SEC on June 25, 2015.

CUSIP No. Y26889108

1	NAMES OF REPORTING PERSONS BlueMountain Montenvers GP S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,589,139
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,589,139
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,589,139
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0% (1)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 79,990,335 shares of Common Stock of the Issuer to be outstanding immediately after the Issuer’s initial public offering of its Common Stock, as reported on the Issuer’s Form 424B4 filed with the SEC on June 25, 2015.

CUSIP No. Y26889108

1	NAMES OF REPORTING PERSONS BlueMountain Montenvers Master Fund SCA SICAV-SIF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,589,139
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,589,139
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,589,139
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 79,990,335 shares of Common Stock of the Issuer to be outstanding immediately after the Issuer’s initial public offering of its Common Stock, as reported on the Issuer’s Form 424B4 filed with the SEC on June 25, 2015.

CUSIP No. Y26889108

Item 1. Security of the Issuer.

This Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Gener8 Maritime, Inc., a Marshall Islands corporation (the “Issuer”). The Issuer’s principal executive office is located at 299 Park Avenue, 2nd Floor, New York, NY 10171.

Item 2. Identity and Background.

(a-c) This Statement is being filed by the following beneficial owners of Common Stock (each, a “Reporting Person”):

(i)	Blue Mountain Credit Alternatives Master Fund L.P., a Cayman Islands exempted limited partnership (“BMCA”), with respect to the Common Stock directly owned by it;

(ii)	Blue Mountain CA Master Fund GP, Ltd., a Cayman Islands exempted limited company (“BMCA GP”), with respect to the Common Stock directly owned by BMCA;

(iii)	BlueMountain Guadalupe Peak Fund L.P., a Delaware limited partnership (“BMGP”), with respect to the Common Stock directly owned by it;

(iv)	BlueMountain Long/Short Credit GP, LLC, a Delaware limited liability company (“BMGP GP”), with respect to the Common Stock directly owned by BMGP;

(v)	BlueMountain Credit Opportunities Master Fund I, L.P., a Cayman Islands exempted limited partnership (“BMCO”), with respect to the Common Stock directly owned by it;

(vi)	BlueMountain Credit Opportunities GP I, LLC, a Delaware limited liability company (“BMCO GP”), with respect to the Common Stock directly owned by BMCO;

(vii)	BlueMountain Distressed Master Fund L.P., a Cayman Islands exempted limited partnership (“BMD”), with respect to the Common Stock directly owned by it;

(viii)	BlueMountain Distressed GP, LLC, a Delaware limited liability company (“BMD GP”), with respect to the Common Stock directly owned by BMD;

(ix)	BlueMountain Strategic Credit Master Fund L.P., a Cayman Islands exempted limited partnership (“BMSC”), with respect to the Common Stock directly owned by it;

(x)	BlueMountain Strategic Credit GP, LLC, a Delaware limited liability company (“BMSC GP”), with respect to the Common Stock directly owned by BMSC;

(xi)	BlueMountain Kicking Horse Fund, L.P., a Delaware limited partnership (“BMKH”), with respect to the Common Stock directly owned by it;

(xii)	BlueMountain Kicking Horse Fund GP, LLC, a Delaware limited liability company (“BMKH GP”), with respect to the Common Stock directly owned by BMKH;

(xiii)	BlueMountain Timberline Ltd., a Cayman Islands exempted limited company (“BMT”), with respect to the Common Stock directly owned by it;

(xiv)	BlueMountain Summit Trading L.P., a Delaware limited partnership (“BMST” and, together with BMCA, BMGP, BMCO, BMD, BMSC and BMKH, the “Partnerships”), with respect to the Common Stock directly owned by it;

(xv)	BlueMountain Summit Opportunities GP II, LLC, a Delaware limited liability company (“BMST GP” and, together with BMCA GP, BMGP GP, BMCO GP, BMD GP, BMSC GP and BMKH GP, the “General Partners”), with respect to the Common Stock directly owned by BMST;

(xvi)	BlueMountain Montenvers Master Fund SCA SICAV-SIF, an investment company with variable share capital organized as a specialized investment fund in the form of a corporate partnership limited by shares under the laws of Luxembourg (“BMM” and, together with the Partnerships and BMT, the “BlueMountain Funds”), with respect to the Common Stock directly owned by it;

(xvii)	BlueMountain Montenvers GP S.à r.l., a private limited company incorporated under the laws of Luxembourg (“BMM GP”), with respect to the Common Stock directly owned by BMM;

CUSIP No. Y26889108

(xviii)	BlueMountain GP Holdings, LLC, a Delaware limited liability company (“GP Holdings”), which serves as the sole owner of each of the General Partners, with respect to the Common Stock directly owned by each of the Partnerships; and

(xix)	BlueMountain Capital Management, LLC, a Delaware limited liability company (“BMCM” or the “Investment Manager”), which serves as investment manager to the BlueMountain Funds, and has investment discretion with respect to the Common Stock directly owned by the BlueMountain Funds.

The principal business of: (i) each of the BlueMountain Funds is to serve as a private investment fund; (ii) each of the General Partners and BMM GP is to serve as the general partner of the Partnerships and BMM, respectively; (iii) GP Holdings is to serve as the sole owner of each of the General Partners; and (iv) the Investment Manager is to serve as investment manager to, and to make investment decisions on behalf of, the BlueMountain Funds.

The executive officers, directors, and control persons of the Reporting Persons are as follows:

Andrew Feldstein	Chief Executive Officer and Co-Chief Investment Officer of the Investment Manager; Chief Executive Officer and Co-Chief Investment Officer of GP Holdings; Director of BMCA GP; Director of BMT; Manager of BMGP GP; Manager of BMCO GP; Manager of BMD GP; Manager of BMSC GP; Manager of BMKH GP; Manager of BMST GP

Stephen Siderow	Managing Partner and Co-President of the Investment Manager; Managing Partner and Co-President of GP Holdings

Derek Smith	Managing Partner and Co-Chief Investment Officer of the Investment Manager; Managing Partner and Co-Chief Investment Officer of GP Holdings; Manager of BMM GP

Alan Gerstein	Managing Partner of the Investment Manager; Managing Partner of GP Holdings; Director of BMT; Manager of BMGP GP; Manager of BMCO GP; Manager of BMD GP; Manager of BMSC GP; Manager of BMKH GP; Manager of BMST GP

Bryce Markus	Managing Partner, Co-President, Chief Financial Officer and Chief Risk Officer and of the Investment Manager; Managing Partner, Co-President, Chief Financial Officer and Chief Risk Officer of GP Holdings

Michael Liberman	Managing Partner and Chief Operating Officer of the Investment Manager; Managing Partner and Chief Operating Officer of GP Holdings

David Rubenstein	Managing Partner, Chief Executive Officer of BlueMountain (London), General Counsel and Secretary of the Investment Manager; Managing Partner, Chief Executive Officer of BlueMountain (London), General Counsel and Secretary of GP Holdings; Manager of BMM GP

Peter Greatrex	Managing Partner and Head of Research of the Investment Manager; Managing Partner and Head of Research of GP Holdings

James Staley	Managing Partner of the Investment Manager; Managing Partner of GP Holdings

Elizabeth Gile	Director of BMCA GP; Manager of BMGP GP; Manager of BMCO GP; Manager of BMD GP; Manager of BMKH GP; Manager of BMST GP

Gary Linford	Director of BMCA GP; Manager of BMGP GP; Manager of BMCO GP; Manager of BMD GP; Manager of BMKH GP; Manager of BMST GP

Mark Shapiro	Director of BMCA GP; Director of BMT; Manager of BMGP GP; Manager of BMCO GP; Manager of BMD GP; Manager of BMSC GP; Manager of BMKH GP; Manager of BMST GP; Manager of BMM GP

William Reeves	Director of BMCA GP

Nathaniel Dalton	Director of BMCA GP

Todd Groome	Manager of BMM GP

Elli Stevens	Manager of BMM GP

CUSIP No. Y26889108

The business address of each BlueMountain Fund (other than BMGP, BMKH, BMST and BMM) and BMCA GP is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The business address of BMGP, BMKH, BMST, each General Partner, GP Holdings, the Investment Manager, Mr. Feldstein, Mr. Siderow, Mr. Smith, Mr. Gerstein, Mr. Markus, Mr. Liberman, Mr. Rubenstein, Mr. Greatrex, Mr. Staley, Ms. Gile, Mr. Shapiro, Mr. Reeves and Mr. Dalton is 280 Park Avenue, 12th Floor, New York, New York 10017. The business address of Mr. Linford and Mr. Groome is c/o HighWater, Pavilion Commercial Centre, 1st Floor, 802 West Bay Road, P.O. Box 30599, KY1-1203, Grand Cayman, Cayman Islands. The business address of each of BMM, BMM GP and Ms. Stevens is 6D, Route de Treves, L-2633 Seningerberg, Luxembourg B176.316.

(d) None of the Reporting Persons or any of their respective executive officers, directors or control persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or any of their respective executive officers, directors or control persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Feldstein, Mr. Siderow, Mr. Gerstein, Mr. Liberman, Mr. Markus, Mr. Rubenstein, Mr. Smith, Mr. Staley, Mr. Greatrex, Mr. Dalton, Ms. Gile, Mr. Reeves, Mr. Shapiro and Mr. Groome are each U.S. citizens. Mr. Linford is a South African citizen. Ms. Stevens is a British citizen.

Item 3. Source and Amount of Funds or Other Consideration

(i) The BlueMountain Funds acquired 3,786,972 shares of Common Stock with $71,034,897 of working capital set aside for the general purpose of investing.

(ii) Pursuant to the Agreement and Plan of Merger dated as of February 24, 2015 (a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference), the Issuer consummated its merger (the “Merger”) with Navig8 Crude Tankers, Inc. (“Navig8”) and former Navig8 shareholders, including the BlueMountain Funds, received 0.8947 shares of Common Stock for each share of Navig8 common stock held prior to the Merger. The BlueMountain Funds held 4,444,444 shares of Navig8 common stock prior to the Merger, which shares were acquired with $61,266,046 of working capital set aside for the general purpose of investing.

(iii) Pursuant to the Equity Purchase Agreement dated as of February 24, 2015 (a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference), the BlueMountain Funds received 79,491 shares of Common Stock from the Issuer as a commitment premium upon the closing of the Merger as consideration for their purchase commitments.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Stock for investment purposes. The Reporting Persons acquired the Common Stock over which they exercise beneficial ownership in the belief that the Common Stock represents an attractive investment opportunity. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Representatives of the Reporting Persons may have discussions from time to time with the Issuer, other stockholders and third parties relating to the Issuer, strategic alternatives that may be available to the Issuer and the Issuer’s business, operations, assets, capitalization, financial condition, governance, management and future plans, including in respect of one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. There can be no assurance as to the outcome of any of the discussions referred to in this Schedule 13D.

Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the board of directors of the Issuer, price levels of the securities of the Issuer, other investment opportunities available to the Reporting Persons, the availability and cost of debt financing, the availability of potential business combination and other strategic transactions, conditions in the capital markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including acquiring or disposing of securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Reporting Persons’ economic exposure with respect to their investments in the Issuer, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. Y26889108

Item 5. Interest in Securities of the Issuer.

(a-b) All percentages set forth in this Schedule 13D are based on the Issuer’s 79,990,335 shares of Common Stock to be outstanding immediately after the Issuer’s initial public offering of its Common Stock, as reported on the Issuer’s Form 424B4 filed with the SEC on June 25, 2015. The information set forth in Rows 7-13 of each Cover Page of this Schedule 13D is hereby incorporated herein by reference.

Each General Partner, GP Holdings and BMCM, each expressly declare that this filing shall not be construed as an admission that each is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.

None of the Reporting Persons beneficially own any other shares of Common Stock of the Issuer.

(c) During the last 60 days, no transactions in the Common Stock were effected by any of the Reporting Persons, except that, on June 18, 2015, BMST acquired 101,020 shares of Common Stock for $15.84 per share from BlueMountain Long/Short Credit Master Fund L.P., a private fund for which BMCM also acts as investment manager.

(d) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

1. Agreement and Plan of Merger, dated as of February 24, 2015, by and among General Maritime Corporation, Gener8 Maritime Acquisition Inc., Navig8 Crude Tankers, Inc. and each of the Equityholders’ Representatives named therein (incorporated by reference to the Issuer’s Exhibit 2.2 to Form S-1 filed with the SEC on May 22, 2015).

2. Equity Purchase Agreement, dated as of February 24, 2015, by and between General Maritime Corp., Navig8 Crude Tankers, Inc. and each of the Commitment Parties thereto, as amended (incorporated by reference to the Issuer’s Exhibit 10.10 to Form S-1 filed with the SEC on May 22, 2015).

3. Joint Filing Agreement dated July 2, 2015, attached as Exhibit 3 hereto.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: July 2, 2015

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By: /s/Paul Friedman
Name: Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN GP HOLDINGS, LLC

By: /s/Paul Friedman
Name: Paul Friedman, Chief Compliance Officer

BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By: /s/ ANDREW FELDSTEIN
Name: Andrew Feldstein, Director

BLUE MOUNTAIN CREDIT ALTERNATIVES MASTER FUND L.P. BY: BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By: /s/ ANDREW FELDSTEIN
Name: Andrew Feldstein, Director

BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By: /s/Paul Friedman
Name: Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN GUADALUPE PEAK FUND L.P.
BY: BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By: /s/Paul Friedman
Name: Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN CREDIT OPPORTUNITIES GP I, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By: /s/ PAUL FRIEDMAN
Name: Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN CREDIT OPPORTUNITIES MASTER FUND I L.P.
BY: BLUEMOUNTAIN CREDIT OPPORTUNITIES GP I, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By: /s/ PAUL FRIEDMAN
Name: Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN DISTRESSED GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By: /s/ PAUL FRIEDMAN
Name: Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN DISTRESSED MASTER FUND L.P.
BY: BLUEMOUNTAIN DISTRESSED GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By: /s/ PAUL FRIEDMAN
Name: Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN STRATEGIC CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By: /s/ PAUL FRIEDMAN
Name: Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN STRATEGIC CREDIT MASTER FUND L.P.
BY: BLUEMOUNTAIN STRATEGIC CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By: /s/ PAUL FRIEDMAN
Name: Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By: /s/ PAUL FRIEDMAN
Name: Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND L.P.
BY: BLUEMOUNTAIN KICKING HORSE FUND GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By: /s/ PAUL FRIEDMAN
Name: Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN TIMBERLINE LTD.

By: /s/ ANDREW FELDSTEIN
Name: Andrew Feldstein, Director

BLUEMOUNTAIN SUMMIT OPPORTUNITIES GP II, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By: /s/ PAUL FRIEDMAN
Name: Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN SUMMIT TRADING L.P.
BY: BLUEMOUNTAIN SUMMIT OPPORTUNITIES GP II, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By: /s/ PAUL FRIEDMAN
Name: Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN MONTENVERS GP S.à r.l.

By: /s/ PAUL FRIEDMAN
Name: Paul Friedman, Authorized Person

BLUEMOUNTAIN MONTENVERS MASTER FUND SCA SICAV-SIF
BY: BLUEMOUNTAIN MONTENVERS GP S.à r.l.

By: /s/ PAUL FRIEDMAN
Name: Paul Friedman, Authorized Person

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)